THE LAZARD FUNDS, INC.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A special meeting of shareholders of Lazard US
Municipal Portfolio (subsequently renamed the US Short Duration Fixed Income Portfolio) was held on June 14, 2013, to vote on the following proposals. The proposals received the required number of votes of shareholders and were adopted.

Proposal 1: To approve changing the Portfolio's investment objective.

For		Against		Abstain
863,432	   	0		0

Proposal 2: To approve changing the Portfolio's policy with respect to the investment of 80% of its assets under normal circumstances.

For		Against		Abstain
863,432	   	0		0